04015575

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNERS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 E. FOURTH STREET, SUITE 1300
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

513-421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW, LITTNER LLC.
(Name – *if individual, state last, first, middle name*)

2368 VICTORY PARKWAY, SUITE 100, CINCINNATI OHIO 45206-2810
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 8 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM P. CONNERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNERS & CO., INC., as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Chairman

Title

Notary Public

BRIAN D. HENDY - NOTARY PUBLIC
MY COMMISSION EXPIRES 07-29-2008
CLERMONT COUNTY STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONNERS & CO., INC.

YEAR ENDED JUNE 30, 2004

CONTENTS

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2004 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conners & Co., Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9, 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew, Littner LLC

Certified Public Accountants

Cincinnati, Ohio
August 2, 2004

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810
PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash	$	864,128
Cash segregated in compliance with regulations		11,006
Total		875,134
Deposits with clearing organizations and other		54,012
Receivable from brokers		52,386
Receivable from customers		215,096
Total		267,482
Securities owned, at market value:		
Marketable		168,661
Other investments		39,690
Total		208,351
Accrued interest on securities owned		1,702
Furniture and equipment, net of accumulated depreciation		9,956
Other assets		11,214
Total assets	$	1,427,851

LIABILITIES AND STOCKHOLDERS EQUITY

LIABILITIES		
Payable to brokers	$	8,284
Payable to customers		7,150
Income tax payable		5,782
Other accounts payable and accrued expenses		16,021
Total liabilities		37,237
STOCKHOLDERS EQUITY		
Common stock, no par value, 14,735 authorized, 6,981 issued and outstanding		798,200
Retained earnings		592,414
Total stockholders equity		1,390,614
Total liabilities and stockholders	$	1,427,851

CONNERS & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2004

REVENUE		
Commissions:		
On transactions in listed equity securities executed on an exchange	$ 88,220	
On transactions in exchange listed securities executed over-the-counter	925,501	
All other security commissions	97,768	
Total		$ 1,111,489
Gains on firm securities trading accounts		
From market making in over-the-counter equity securities	15,974	
From trading in debt securities	64,698	
Total		80,673
Profits from underwriting and selling groups		392,117
Other revenue related to securities business		3,925
Other revenue		122,689
Total revenues		1,710,893
EXPENSES		
Registered representatives compensation	52,492	
Employee compensation and benefits	581,780	
Clearance paid to non-brokers	40,297	
Communications	110,743	
Occupancy and equipment costs	48,232	
Promotional costs	94,657	
Interest expense	16,613	
Regulatory fees and expenses	12,717	
Other expenses	621,600	
Total expenses		1,579,131
Income from operations		131,762
Unrealized (loss) on NASDAQ stock		(17,415)
Net income before provision for income taxes		114,347
Provision for income taxes		(15,115)
Net income		$ 99,232

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Retained Earnings	Total Stockholders Equity
Balances at July 1, 2003	$ 598,200	$ 493,182	$ 1,091,382
Net income	...	99,232	99,232
Conversion of subordinated debt to common stock	200,000	...	200,000
Balances at June 30, 2004	$ 798,200	$ 592,414	$ 1,390,614

CONNERS & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2004

Balance at July 1, 2003	$ 200,000
Conversion of subordinated debt to common stock	(200,000)
Balance at June 30. 2004	$ ...

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 99,232
Adjustments to reconcile net income(loss) to net cash provided (used) by operations		
Depreciation and amortization	$ 13,359	
Unrealized loss on NASDAQ stock	17,415	
(Increase) decrease in:		
Deposits with clearing organizations and others	(32,564)	
Receivable from brokers and dealers	7,172	
Receivable from customers	36,993	
Refundable federal income tax	2,853	
Marketable securities owned	257,032	
Accrued interest on securities owned	(841)	
Deferred tax asset	9,275	
Other assets	710	
Increase (decrease) in:		
Payable to customers	(95,419)	
Federal income tax payable	5,782	
Accounts payable, accrued expenses and other liabilities	(4,312)	
Payable to brokers	5,765	
		223,220
Net cash provided by operating activities		322,452
CASH FLOWS FROM INVESTING ACTIVITIES		...
CASH FLOWS FROM FINANCING ACTIVITIES		...
INCREASE IN CASH		322,452
CASH AT BEGINNING OF YEAR		552,682
CASH AT END OF YEAR		$ 875,134
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid		$ 22,875
Income taxes paid		$ ...
Conversion of subordiinated debt to common stock		$ 200,000

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

Note A Summary of Significant Accounting Policies

Conners & Co., Inc. is primarily in the business of underwriting, brokerage, and trading of municipal bonds and related advisory services and its business is concentrated in the Cincinnati, Ohio metropolitan area. It is the Company's policy to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A brief description of the significant accounting policies applied by the Company in the preparation of the accompanying financial statements is as follows:

Method of accounting. The financial statements are prepared on the accrual method of accounting with transactions being recorded on the settlement date, generally the third business day following the transaction date.

Cash. Cash consists of cash on hand and bank demand deposits.

Furniture and equipment and depreciation. Furniture and equipment are stated at cost and are being depreciated over estimated useful lives of five to ten years, using accelerated methods. Depreciation expense for the year ended June 30, 2004 was $13,359.

Depreciable assets consist of:

Furniture and equipment	$ 234,275
Accumulated depreciation	224,319
Furniture and equipment, net of accumulated depreciation	$ 9,956

Securities valuation. Securities owned by the Company are carried at market value, or, in the absence of a quoted market value, at a fair value as determined by Company management. Unrealized gains and losses are included in the results of operations.

Marketable securities owned at June 30, 2004 were as follows:

	Market Value
State and municipal obligations	$ 166,700
Corporate obligations	...
Corporate stocks	1,961
	$ 168,661
Other investments (not readily marketable)	$ 39,960

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2004

Note B Line of Credit

The Company has a $3,000,000 line of credit available through a local bank. The line may be withdrawn at the bank's discretion. As of June 30, 2004, the Company was not utilizing this line of credit.

Note C SEC Rule 15c3-3

Conners & Co., Inc. is subject to the full provisions of SEC Rule 15c3-3, the Customer Protection Rule. Pursuant to a computation dated June 30, 2004, the Company was not required to make a deposit into the Special Reserve Bank Account that was established for this purpose. At June 30, 2004, the special reserve bank account had a balance of $11,006.

Note D Net Capital Requirements

Pursuant to net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions and rules. Net capital may fluctuate on a daily basis. At June 30, 2004, the Company has net capital of $1,187,389 calculated under Rule 15c3-1 which was $937,389 in excess of the requirements of the Securities and Exchange Commission. Failure to maintain a minimum net capital may result in suspension or expulsion of the Company by the Securities and Exchange Commission.

Note E Related Party Transactions

Directors and officers of the Company and their associates maintain cash accounts with the Company and execute security transactions through the Company in the ordinary course of business. There were no accounts receivable from related parties at June 30, 2004.

Note F Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash transactions. The Company holds securities owned by customers as collateral for receivables. The financial statements do not reflect this collateral. Customer receivables for which no collateral was held amounted to $33,867 at June 30, 2004. The Company reviews customer accounts for which no collateral is held and evaluates the collectibility of each account. Based upon the Company's review of accounts for which no collateral is held no allowance for doubtful accounts has been provided since no material losses are anticipated.

Note G Lease Commitments

The Company currently leases its office under a one year extension of operating leases that commenced January 1, 1996 and expired December 31, 2003. The one year extension expires December 31, 2004. The Company has two options to further this lease for terms of one year each. The minimum annual rental is $40,460 subject to certain concessions and increases based on costs. Rental expense, including utilities, charged to operations for the year ended June 30, 2004 was $37,273. The future minimum rental under the current lease agreements is as follows:

June 30, 2005	$ 20,234

Note H Capital Stock Restrictions

The Company and its shareholders have entered into an agreement which defines the rights and obligations of the shareholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2004

Note I Profit-Sharing Plan

The Company has a qualified profit-sharing plan covering all employees meeting certain conditions; contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. $25,000 was contributed to the plan in the year ended June 30, 2004.

Note J Provision for Income Taxes and Income Tax Payable

The provision for income taxes is based upon the current year income as adjusted for income relating to non-taxable bond interest, the dividend received credit and certain non-deductible expenses. Also, the unrealized loss on a not readily marketable security was not recorded as a deferred tax asset due to the uncertainty of receiving any tax benefit from this unrealized loss.

Provision for income tax based on current year income (excluding unrealized loss on not readily marketable security)	$ 19,314
Less under-accrual of prior year tax benefit	(4,199)
Provision for income tax	$ 15,115

Income tax payable as shown on the accompanying statement of financial position is comprised of the following:

Provision for income tax on current year income	$ 15,115
Reduction in amount payable resulting from utilization of prior year net operating loss carryforward	(9,333)
Currently payable	$ 5,782

Note K Concentration of Credit

Substantially all cash is deposited with a single federally insured Cincinnati, Ohio bank. The amount of deposit at any one time may exceed federally insured limits. At June 30, 2004, the amount was in excess of the federally insured limit by approximately $862,583.

Note L Subordinated Borrowing

The Company was obligated on a note payable to a partnership owned by the major stockholders of the Company in the amount of $200,000. Interest was charged at the rate of 6.125% per annum payable semiannually. This obligation originally matured May 31, 2002, however, the maturity date was extended until December 31, 2003. On December 31, 2003, the $200,000 in subordinated notes was converted into 999 shares of common stock.

Note M Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. As of June 30, 2004 there were no open transactions related to such underwriting commitments. Subsequent to the date of the accompanying financial statements, the Company has agreed to underwrite $395,000 Carroll County School District, Kentucky School Building Revenue Bonds, Series 2004 and $855,000 Flemining County School District, Kentucky School Building Revenue Bonds, Series 2004.

--***--

SUPPLEMENTARY INFORMATION

--***--

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2004

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholders equity from statement of financial condition		$ 1,390,614
Deduct shareholders equity not allowable for net capital		...
Total stockholders equity qualified for net capital		1,390,614
Add		
Liabilities subordinated to claims of general creditors		...
Total capital and allowable subordinated liabilities		1,390,614
Deductions and/or charges		
Non allowable assets		
Furniture and equipment	$ 9,956	
Other investments	39,690	
Related party receivable	...	
Unsecured customer debits	33,678	
Prepaid expenses	11,639	
Goodfaith deposits	25,000	
Commissions receivable from other brokers	52,386	
		172,349
Net capital before haircuts on securities position		1,218,265
Haircuts on securities		
Trading and investment securities		
State and municipal government obligations	28,326	
Corporate obligations	2,550	
Stocks	...	
	30,876	
Undue concentration	...	
		30,876
Net capital		$ 1,187,389

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2004

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Payable to brokers	$	8,284
Payable to customers		7,150
Accrued federal income tax		5,782
Other accounts payable and accrued expenses		16,021
Total aggregate indebtedness	$	37,237
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	2,483
Minimum dollar net capital requirement	$	250,000
Excess net capital	$	937,389
Excess net capital at 1000%	$	1,183,665
Percentage of aggregate indebtedness to net capital		3.14%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per unaudited broker dealer computation	$	1,206,605
Net decrease in non-allowable assets		44,960
Net (increase) in haircuts		(30,876)
Net adjustments to accounts payable and accrued expenses		(33,300)
Net capital per audited financial statements	$	1,187,389

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

CREDIT BALANCES	
Free credit balances and other credit balances in customers security accounts	$ 7,150
Customers securities failed to receive	8,284
Credit balances in firm accounts which are attributable to principal sales to customers	...
Total credits	$ 15,434
DEBIT BALANCES	
Debit balances in customers cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 172,525
Failed to deliver of customers securities not older than 30 days	...
Total 15c3-3 debits	$ 172,525
RESERVE COMPUTATION	
Excess of total debits over total credits	$ 157,091
Required deposit	$ ...
Amount held on deposit in "Reserve Bank Account"	11,006
Excess deposit	$ 11,006

THE FREQUENCY OF COMPUTATION IS MONTHLY

RECONCILIATION

There were no material differences between the Company's report reserve computation on the Focus Report of June 30, 2004 and the above computation.

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2004

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Conners & Co., Inc. (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810
PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. Due to the size of the Company and the limited personnel involved, it is not possible to have a system of internal control that would exist in a larger organization. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Conners & Co., Inc., for the year ended June 30, 2004, and this report does not affect our report thereon dated August 2, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Andrews, Litton LLC

Certified Public Accountants

Cincinnati, Ohio
August 2, 2004